January 27, 2006

All Securities Commissions

Dear Sirs:

RE: LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 12, 2006
RECORD DATE FOR NOTICE:	February 21, 2006
RECORD DATE FOR VOTING:	February 21, 2006
Beneficial Determination Date:	February 21, 2006
MATERIAL MAIL DATE:	February 28, 2006
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118

Yours very truly,

LPBP INC.
"Theresa Cosway"
Theresa Cosway,
Law Clerk